

May 6, 2009

Via U.S. Mail and Facsimile (574-371-8033)

David C. Dvorak
President and Chief Executive Officer
Zimmer Holdings, Inc.
345 East Main Street
Warsaw, IN 46580

> **Re:** **Zimmer Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 1-16407**

Dear Mr. Dvorak:

We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as a state sponsor of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the representation in your discussion of sales not requiring U.S. government licensing that the referenced sales related to non-sensitive medical devices. Please tell us the types of medical devices at issue and confirm, if such is the case, that neither the medical devices nor their component parts would be considered dual-use items (items with both civilian and military uses.)

David C. Dvorak
Zimmer Holdings, Inc.
May 6, 2009
Page 2

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please understand that we may have additional comments after we review your response to our comment. Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Peggy Fisher
        Assistant Director
        Division of Corporation Finance